Conrad C. Lysiak
Attorney at Law
601 West First Avenue, Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

August 2, 2005

Mr. Mark P. Shuman
Branch Chief - Legal
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Willowtree Advisor, Inc.
Form SB-2 Registration Statement
File No. 333-117840

Dear Mr. Shuman:

In response to your verbal comment on July 19, 2005, please be advised as follows:

The Company is in compliance with the fair market value issues of Statement of Financial Accounting Standards 123 as currently composed and as revised. The stock was issued for the services to set up and research the Company's business purposes, which includes time prior to the initial incorporation. In accordance with SEC accounting guidance concerning the fair value of stock issued to an officer or promoter prior to a registration, when no other established means of valuation exists, the stock the officer received was valued at 3.5 cents per share, which represented a reasonable discount on the 5 cents per share registration value of the common stock. There are no current markets for the stock, nor any another holders other than this one officer.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

cc: Willowtree Advisor, Inc.